UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

(Commission File No. 001-43107)

SATELLOS BIOSCIENCE INC.

(Translation of registrant’s name into English)

Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2800

Toronto, Ontario, ON M5J 2J3

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐               Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Exhibit	Description
99.1	News Release dated February 9, 2026. Satellos Closes US$57.2 Million Public Offering in Canada and the United States, Including Exercise of Underwriters’ Option to Purchase Additional Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Satellos Bioscience Inc.

By:	/s/ Elizabeth Williams, CPA, CA
Name:	Elizabeth Williams, CPA, CA
Title:	Chief Financial Officer

Date: February 9, 2026